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36 Robinson Road, #04-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278
[redacted]

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

Our Ref: GCSS-EL/

05012590

SEC MAIL RECEIVED PROCESSING
NOV 14 2005
WASH., D.C. 213 SECTION

10 November 2005

The U.S. Securities & Exchange Commission
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United States of America

BY COURIER

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy of the announcement dated 4 November 2005 (*Subsidiary Company, Millennium & Copthorne Hotels plc – Trading Update and Results for the Third Quarter ended 30 September 2005*)

Yours faithfully,

PROCESSED
NOV 16 2005
THOMSON FINANCIAL

ENID LING
Assistant Manager
(Corporate Secretarial Services)

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosures) *(By Fax Only)*

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Shufen Loh @ Catherine Shufen Loh
Designation *	Company Secretary
Date & Time of Broadcast	04-Nov-2005 07:29:01
Announcement No.	00005

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Subsidiary Company, Millennium & Copthorne Hotels plc - Trading Update and Results for the Third Quarter ended 30 September 2005
Description	We attach herewith a copy of the subject announcement released by our subsidiary, Millennium & Copthorne Hotels plc, on 3 November 2005, for your information.
Attachments:	MILLQ305.pdf Total size = **703K** (2048K size limit recommended)

3 November 2005

MILLENNIUM & COPTHORNE HOTELS PLC
TRADING UPDATE AND RESULTS FOR THE THIRD QUARTER ENDED
30 SEPTEMBER 2005

Millennium & Copthorne Hotels plc today presents a trading update and its results for the third quarter ended 30 September 2005. The Group owns, asset manages and/or operates 91 hotels located in the Americas, Europe, The Middle-East, Asia and New Zealand.

The results presented today are under International Financial Reporting Standards ('IFRS') and the 2004 comparatives have been restated.

Group results for third quarter[1, 2]

- Group revenue up 8% to £146.6m (2004 restated: £136.3m). On a like for like basis, it increased by 9% (2004 restated: £134.9m)
- Group operating profit before other operating income up 8% to £24.1m (2004 restated: £22.3m). On a like for like basis, it grew by 12% (2004 restated: £21.5m)
- Profit before tax excluding other operating income up 27% to £16.7m (2004 restated: £13.2m)
- Other operating income of £3.3m from the sale of the Bayswater tower in Sydney, Australia
- Profit before tax up 52% at £20.0m (2004 restated: £13.2m)

Operational highlights[3]

- Group RevPAR grew by 4.6% in the third quarter
  - Strongest performance was in New York with RevPAR up by 24.1%; mixed performance from Regional US
  - Regional UK grew by 7.2%; London RevPAR performance down 4.8% as a consequence of the July incidents
  - Continued growth in Asia with RevPAR up by 7.5%
  - Excluding London, Group RevPAR grew by 6.6%
- Following our asset review earlier this year, a strategic decision has been taken to redevelop in 2006 the Copthorne Orchid Hotel, Singapore into residential condominiums for sale and Four Points in Sunnyvale, US into residential condominiums for sale and a 250-room hotel
- Post quarter end – completion of the disposal of the Kingsgate shopping centre in Sydney for net consideration of £8.5m

Commenting today, Mr Kwek Leng Beng, Chairman, said:

"In the third quarter, the US, New York in particular, and Asia continued to achieve strong growth, benefiting from an improved trading environment. An otherwise solid UK performance was tempered by weakness in London following the incidents in July.

[1] Like for like revenue and operating profit before other operating income and expenses exclude revenue of £1.4m and operating profit of £0.8m from rental income from Birkenhead Shopping Centre and Marina which were disposed of in November 2004
[2] Comparatives in reported currency
[3] Comparatives in constant currency

Looking forward, we continue to be encouraged by the on-going performance of our New York and Asian properties; and London has seen a good pick up in corporate sales since the end of September. Our management team continues to focus on making further operational improvements to drive the performance of our hotels. With our Group's geographically diversified portfolio and focus on prudent cost management, we are well positioned for the final quarter. However, given uncertainty in the global economic and travel environment, the outlook for growth in 2006 is less clear.

We are also pleased to announce the redevelopment of two hotels, Four Points Sunnyvale and the Copthorne Orchid Singapore, for alternative use in 2006. When completed, Sunnyvale will have some 240 residential condominiums for sale and a 250-room hotel. The Orchid will be redeveloped into residential condominiums for sale. This reflects a continuation of our strategy of maximising value from our portfolio through both improved operational performance and selective asset redeployment or disposal where appropriate.

We continue to make good progress with our pipeline of management contracts and expect to be in a position to make further announcements on this front at the year end."

Enquiries:

Tony Potter, Group Chief Executive	020 7404 5959 (3 November)
Robin Lee	020 7404 5959 (3 November)
Millennium & Copthorne Hotels plc	
Nick Claydon/Kate Miller/Ruban Yogarajah	020 7404 5959
Brunswick Group LLP	

An analyst conference call will be held on that morning at 0830am UK time.

Dial in number:	**+44 (0) 1452 541 076**
Reference:	Millennium & Copthorne Hotels third quarter results
Chairperson:	Mr Tony Potter

MILLENNIUM & COPTHORNE HOTELS PLC RESULTS FOR THE THIRD QUARTER ENDED 30 SEPTEMBER 2005

OVERVIEW[4]

	Third quarter			Nine months		
	2005	2004 (restated)	% change	2005	2004 (restated)	% change
	£m	£m		£m	£m	
Revenue	146.6	136.3	8	427.6	399.9	7
Group operating profit before other operating income	24.1	22.3	8	64.5	56.6	14
Profit before tax excluding other operating income	16.7	13.2	27	43.0	30.3	42
Profit before tax	20.0	13.2	52	59.1	30.8	92

Our management team continues to focus on making further operational improvements to drive the performance of our hotels. In the third quarter, the US, in particular New York, and Asia continued to achieve good growth, benefiting from an improving trading environment. An otherwise solid UK performance was tempered by weakness in London following the incidents in July.

For the three months to 30 September 2005, Group revenue grew by 8% to £146.6m (2004: £136.3m). Group operating profit before other operating income grew by 8% to £24.1m (2004: £22.3m) and the profit before tax grew by 52% to £20.0m (2004: £13.2m).

For the nine months to 30 September, Group revenue grew by 7% to £427.6m (2004: £399.9m). Group operating profit before other operating income was £64.5m, up 14% (2004: £56.6m) and profit before tax was £59.1m, up 92% (2004: £30.8m).

SUMMARY OF PERFORMANCE IN THIRD QUARTER

Operational[5]

The third quarter saw Group RevPAR growth of 4.6% over the prior year which was primarily driven by rate growth of 4.4%. Occupancy saw limited growth to 75.5% compared to 75.4% in the equivalent period in 2004. Third quarter RevPAR was impacted by a weak London market in July and August which saw a fall in RevPAR of 4.8%. Stripping out the London portfolio, growth in Group RevPAR was up 6.6%.

Our three New York hotels have continued to benefit from our successful rate-driven strategy, with the highest recording a RevPAR growth of 30.0%. Regional US's RevPAR decrease of 0.5% has masked strong performances in a number of our key locations including Los Angeles, Chicago and Minneapolis. However this was offset by weakness in some of our other properties, such as Cincinnati where our hotel continues to be impacted by the closure of the convention centre which is due to reopen next year.

[4] Comparatives in reported currency
[5] Comparatives in constant currency

The decline in RevPAR in London of 4.8% in the third quarter was a result of pick-up in room sales at a slower than expected pace in light of price compression following the incidents of July 7 and July 21. However, our Regional UK portfolio continued to perform well with 7.2% RevPAR growth. In France and Germany, RevPAR growth decreased by 4.5% mainly due to lower volumes in Germany.

Asia continued to show good growth with RevPAR up 7.5%, primarily driven by an increase in ARR of 5.7% with occupancy growth of 1.7%.

New Zealand saw healthy ARR growth of 7.3% but this was offset by a fall in volume of 6.3% resulting in RevPAR growth of 0.5%. This was partly driven by the Millennium Hotel Queenstown which was unable to replace last year's tour business. Moving forward, our management team in New Zealand has successfully targeted specific opportunities to address this gap in our inventory.

Portfolio

We continue to maximise value from our portfolio through selective asset redeployment or disposal.

In the quarter, we completed the sale of the Bayswater tower of our former hotel in Sydney at a price of A$20 million. The Group's profit on disposal was £3.3m.

Subsequent to the quarter end, the Group completed the disposal of the Kingsgate Shopping Centre in Sydney for a net consideration of A$19.9 million (£8.5m).

We are also pleased to announce the redevelopment of two hotels, Four Points Sunnyvale and the Copthorne Orchid Singapore, for alternative use in 2006. When completed, Sunnyvale will have some 240 residential condominiums for sale and a 250-room hotel which we are contemplating rebranding into a Millennium hotel. The Orchid will be redeveloped into residential condominiums for sale. We expect work on both projects to start in 2006.

We continue to make good progress with our pipeline of management contracts and expect to be in a position to make further announcements on this front at the year end.

PROSPECTS

Group RevPAR for the 4 weeks to 28 October was up 3.4%. The portfolio is currently in line with expectations with solid growth in the US and Asia. With our Group's geographically diversified portfolio and focus on prudent cost management, we are well positioned for the final quarter. However, given uncertainty in the global economic and travel environment, the outlook for growth in 2006 is less clear.

Kwek Leng Beng
Chairman
3 November 2005

Consolidated income statement
For the nine months ended 30 September 2005 (unaudited)

	Note	9 months ended 30 September 2005 £m Unaudited	9 months ended 30 September 2004 £m Unaudited	Year ended 31 December 2004 £m Unaudited
Revenue		**427.6**	399.9	551.0
Cost of sales		**(189.7)**	(179.2)	(246.2)
Gross profit		**237.9**	220.7	304.8
Administrative expenses		**(173.4)**	(164.1)	(219.6)
Group operating profit before other operating income and expenses		**64.5**	56.6	85.2
Other operating income	2(a)	**16.1**	0.5	55.0
Other operating expenses	2(b)	**-**	-	(15.2)
Group operating profit		**80.6**	57.1	125.0
Share of profit of joint ventures and associates				
- operating profit		**5.3**	5.3	7.8
- interest		**(0.8)**	(2.8)	(3.2)
- taxation		**(0.9)**	(0.5)	(0.8)
- minority interest		**(1.4)**	(1.3)	(2.1)
		2.2	0.7	1.7
Finance expenses		**(30.1)**	(29.5)	(41.5)
Finance income		**6.4**	2.5	5.8
Profit before tax		**59.1**	30.8	91.0
Income tax expense	4	**(17.6)**	(6.0)	(31.4)
Profit for the period		**41.5**	24.8	59.6
Attributable to:				
Equity holders of the parent		**35.8**	18.2	50.9
Minority interest		**5.7**	6.6	8.7
		41.5	24.8	59.6
Basic earnings per share (pence)	5	**12.5**	6.4	17.9
Diluted earnings per share (pence)	5	**12.4**	6.4	17.8

Consolidated statement of recognised income and expense
For the nine months ended 30 September 2005 (unaudited)

	Note	9 months ended 30 September 2005 £m Unaudited	9 months ended 30 September 2004 £m Unaudited	Year ended 31 December 2004 £m Unaudited
Foreign exchange translation differences		**58.0**	(16.8)	(45.6)
Cash flow hedges: amounts recycled to income statement		**4.0**	-	-
Actuarial gains and losses arising in respect of defined benefit pension schemes		**(2.3)**	(2.5)	(3.3)
Revaluation of property, plant and equipment:				
- Group		-	-	12.7
- Joint ventures		-	-	17.7
Taxation charge arising:				
- On revaluation of hotel assets		-	-	(1.1)
- On defined benefit pension schemes		**0.6**	0.7	1.0
Income and expense for the period recognised directly in equity		**60.3**	(18.6)	(18.6)
Profit for the period		**41.5**	24.8	59.6
Total recognised income and expense for the period	6	**101.8**	6.2	41.0
First time adoption of IAS 39	6+7(e)	**(5.4)**	-	-
Total recognised income and expense		**96.4**	6.2	41.0
Attributable to:				
Equity holders of the parent		**83.3**	4.9	29.5
Minority interest		**13.1**	1.3	11.5
		96.4	6.2	41.0

Consolidated balance sheet
As at 30 September 2005 (unaudited)

	Note	30 September 2005 £m Unaudited	30 September 2004 £m Unaudited	31 December 2004 £m Unaudited
Assets				
Property, plant and equipment		**1,871.7**	1,880.5	1,821.9
Lease premium prepayment		**89.8**	89.8	89.2
Investment properties		**46.3**	86.1	43.7
Investments in joint ventures and associates		**46.5**	44.8	40.7
Loans due from joint ventures and associates		**24.5**	31.9	22.3
Other non-current assets		**2.8**	2.2	2.8
Total non-current assets		**2,081.6**	2,135.3	2,020.6
Assets held for sale	3	**9.2**	-	14.5
Inventories		**4.1**	3.7	3.9
Development properties		**81.2**	18.3	32.3
Trade and other receivables		**65.6**	63.1	51.1
Cash and cash equivalents		**90.4**	48.6	90.7
Other current financial assets		**4.3**	3.5	4.1
Total current assets		**254.8**	137.2	196.6
Total assets		**2,336.4**	2,272.5	2,217.2
Liabilities				
Interest-bearing loans, bonds and borrowings		**515.3**	591.7	248.0
Employee benefits		**17.0**	13.1	13.3
Other non-current liabilities		**6.0**	6.9	6.7
Provisions		**2.1**	2.5	2.4
Deferred tax liabilities		**237.6**	193.5	216.5
Total non-current liabilities		**778.0**	807.7	486.9
Interest-bearing loans, bonds and borrowings		**82.2**	102.6	325.7
Trade and other payables		**111.1**	102.0	99.0
Income taxes payable		**21.3**	15.7	22.6
Total current liabilities		**214.6**	220.3	447.3
Total liabilities		**992.6**	1,028.0	934.2
Net assets		**1,343.8**	1,244.5	1,283.0
Equity				
Issued capital		**86.1**	85.5	85.9
Share premium		**847.7**	846.5	846.1
Revaluation reserve		**246.0**	247.3	246.0
Retained earnings		**30.6**	(47.5)	(17.4)
Total equity attributable to equity holders of the parent	6	**1,210.4**	1,131.8	1,160.6
Minority interest		**133.4**	112.7	122.4
Total equity	6	**1,343.8**	1,244.5	1,283.0

Consolidated statement of cash flows

For the nine months ended 30 September 2005 (unaudited)

	9 months ended 30 September 2005 £m Unaudited	9 months ended 30 September 2004 £m Unaudited	Year ended 31 December 2004 £m Unaudited
Cash flows from operating activities			
Profit for the period	**41.5**	24.8	59.6
Adjustments for:			
Depreciation and amortisation	**28.0**	27.2	37.1
Property, plant and equipment written off	**-**	-	0.2
Share of (profit) of joint ventures and associates	**(2.2)**	(0.7)	(1.7)
Impairment losses for property, plant and equipment	**-**	-	15.2
(Profit) on sale of property, plant and equipment	**(3.3)**	(0.5)	(3.2)
(Gain) on sale of joint venture	**-**	-	(51.8)
Employee stock options	**0.5**	0.3	0.4
Investment income	**(6.4)**	(2.5)	(5.8)
Interest expense	**30.1**	29.5	41.5
Income tax expense	**17.6**	6.0	31.4
Cash generated from operations before changes in working capital and provisions	**105.8**	84.1	122.9
Increase in stocks, trade and other receivables	**(14.4)**	(11.0)	(6.9)
(Increase)/decrease in development properties / held for sale	**(20.4)**	1.9	2.4
(Decrease)/increase in trade and other payables	**(4.6)**	4.2	4.8
Decrease in provisions	**(0.3)**	(0.3)	(0.4)
Cash generated from operations	**66.1**	78.9	122.8
Net interest paid	**(21.6)**	(25.6)	(35.5)
Income taxes paid	**(10.6)**	(4.0)	(10.5)
Net cash from operating activities	**33.9**	49.3	76.8
Cash flows from investing activities			
Proceeds from sale of property, plant and equipment	**16.3**	3.1	45.1
Change in other current financial assets	**(0.2)**	0.9	0.3
Disposal of joint venture	**6.4**	-	90.8
Acquisition of property, plant and equipment	**(22.4)**	(12.7)	(25.4)
Net cash from investing activities	**0.1**	(8.7)	110.8
Cash flows from financing activities			
Proceeds from the issue of share capital	**1.8**	1.4	1.4
Purchase of shares from minority interests	**-**	(5.9)	(5.9)
Repayment of borrowings	**(379.1)**	(260.4)	(396.9)
Drawdown of borrowings	**372.0**	240.3	273.1
Payment of finance lease liabilities	**(1.8)**	(1.6)	(1.6)
Payment of finance costs	**(1.4)**	(0.6)	(0.6)
Dividends paid to minorities	**(2.1)**	(2.5)	(1.6)
Equity dividends paid	**(29.8)**	(1.5)	(3.0)
Net cash from financing activities	**(40.4)**	(30.8)	(135.1)
Net (decrease)/increase in cash and cash equivalents	**(6.4)**	9.8	52.5
Cash and cash equivalents at beginning of period	**90.7**	40.5	40.5
Effect of exchange rate fluctuations on cash held	**6.1**	(1.7)	(2.3)
Cash and cash equivalents at period end	**90.4**	48.6	90.7

Segmental information
For the nine months ended 30 September 2005 (unaudited)

	New York 2005 £m	Regional US 2005 £m	London 2005 £m	Rest of Europe 2005 £m	Asia 2005 £m	Austra-lasia 2005 £m	Total Group 2005 £m
REVENUE							
Hotel	62.5	83.7	57.5	70.4	109.2	35.4	418.7
Non-hotel	-	1.9	-	-	1.1	5.9	8.9
Total	62.5	85.6	57.5	70.4	110.3	41.3	427.6
HOTEL GROSS OPERATING PROFIT	19.1	17.8	27.3	21.3	38.7	14.3	138.5
Hotel fixed charges	(9.5)	(13.1)	(10.1)	(12.6)	(16.0)	(7.1)	(68.4)
HOTEL OPERATING PROFIT	9.6	4.7	17.2	8.7	22.7	7.2	70.1
NON-HOTEL OPERATING PROFIT	-	0.5	-	-	0.6	2.6	3.7
Central Costs	-	-	-	-	-	-	(9.3)
GROUP OPERATING PROFIT BEFORE OTHER OPERATING INCOME AND EXPENSES	-	-	-	-	-	-	64.5
Other operating income	12.8	-	-	-	-	3.3	16.1
Other operating expense	-	-	-	-	-	-	-
Share of operating profits of joint ventures	-	-	-	-	2.2	-	2.2
PROFIT BEFORE FINANCING COSTS	-	-	-	-	-	-	82.8
Net financing costs	-	-	-	-	-	-	(23.7)
PROFIT BEFORE TAX	-	-	-	-	-	-	59.1

Segmental information
for the nine months ended 30 September 2004 (unaudited and restated)

Reported Currency	New York 2004 £m	Regional US 2004 £m	London 2004 £m	Rest of Europe 2004 £m	Asia 2004 £m	Austra-lasia 2004 £m	Total Group 2004 £m
REVENUE							
Hotel	54.9	74.9	55.7	66.8	99.1	32.4	383.8
Non-hotel	-	1.9	-	-	1.0	13.2	16.1
Total	54.9	76.8	55.7	66.8	100.1	45.6	399.9
HOTEL GROSS OPERATING PROFIT	14.4	15.8	28.3	19.7	34.8	13.1	126.1
Hotel fixed charges	(9.4)	(13.1)	(9.9)	(13.2)	(15.9)	(6.5)	(68.0)
HOTEL OPERATING PROFIT	5.0	2.7	18.4	6.5	18.9	6.6	58.1
NON-HOTEL OPERATING PROFIT	-	0.3	-	-	0.6	6.3	7.2
Central costs	-	-	-	-	-	-	(8.7)
GROUP OPERATING PROFIT BEFORE OTHER OPERATING INCOME AND EXPENSES	-	-	-	-	-	-	56.6
Other operating income	-	-	-	-	0.5	-	0.5
Other operating expense	-	-	-	-	-	-	-
Share of operating profits of joint ventures	(1.2)	-	-	-	1.9	-	0.7
PROFIT BEFORE FINANCING COSTS	-	-	-	-	-	-	57.8
Net financing costs	-	-	-	-	-	-	(27.0)
PROFIT BEFORE TAX	-	-	-	-	-	-	30.8

Key operating statistics
For the nine months ended 30 September 2005 (unaudited)

	9 months ended 30 September 2005	9 months ended 30 September 2004	9 months ended 30 September 2004	Year ended 31 December 2004
	Reported currency	Constant currency	Reported currency	Reported currency
Occupancy (%)				
New York	**83.7**	83.4	83.4	84.0
Regional US	**68.2**	61.2	61.2	61.2
USA	**71.8**	66.7	66.7	66.9
London	**84.8**	82.4	82.4	83.5
Rest of Europe	**72.8**	72.7	72.7	72.8
Europe	**78.2**	77.0	77.0	77.6
Asia	**73.3**	72.9	72.9	73.2
New Zealand	**68.1**	70.9	70.9	71.5
Group	**73.2**	71.5	71.5	71.8
Average room rate (£)				
New York	**119.86**	101.43	103.04	108.77
Regional US	**49.19**	52.66	53.50	52.91
USA	**68.02**	67.88	68.96	70.43
London	**79.29**	78.98	78.98	79.79
Rest of Europe	**69.77**	66.63	66.17	66.67
Europe	**74.35**	72.49	72.25	72.93
Asia	**51.30**	48.15	46.12	46.76
New Zealand	**43.02**	40.32	37.80	38.77
Group	**62.41**	60.21	59.63	60.59
RevPAR (£)				
New York	**100.32**	84.59	85.94	91.37
Regional US	**33.55**	32.23	32.74	32.38
USA	**48.84**	45.28	46.00	47.12
London	**67.24**	65.08	65.08	66.62
Rest of Europe	**50.79**	48.44	48.11	48.54
Europe	**58.14**	55.82	55.63	56.59
Asia	**37.60**	35.10	33.62	34.23
New Zealand	**29.30**	28.59	26.80	27.72
Group	**45.68**	43.05	42.64	43.50
Gross operating profit %				
New York	**30.6**		26.2	28.9
Regional US	**21.3**		21.1	21.0
USA	**25.2**		23.3	24.4
London	**47.5**		50.8	51.2
Rest of Europe	**30.3**		29.5	30.0
Europe	**38.0**		39.2	39.5
Asia	**35.4**		35.1	35.4
New Zealand	**40.4**		40.4	41.6
Group	**33.1**		32.9	33.6

Consolidated income statement
For the three months ended 30 September 2005 (unaudited)

	3 months ended 30 September 2005 £m Unaudited	3 months ended 30 September 2004 £m Unaudited
Revenue	**146.6**	136.3
Cost of sales	**(64.3)**	(59.5)
Gross profit	**82.3**	76.8
Administrative expenses	**(58.2)**	(54.5)
Group operating profit before other operating income and expenses	**24.1**	22.3
Other operating income	**3.3**	-
Other operating expenses	**-**	-
Group operating profit	**27.4**	22.3
Share of profit of joint ventures and associates		
- operating profit	**1.6**	1.4
- interest	**(0.3)**	(1.0)
- taxation	**(0.5)**	(0.1)
- minority interest	**(0.4)**	(0.3)
	0.4	-
Finance expenses	**(10.7)**	(10.3)
Finance income	**2.9**	1.2
Profit before tax	**20.0**	13.2
Income tax expense	**(5.0)**	(2.6)
Profit for the period	**15.0**	10.6
Attributable to:		
Equity holders of the parent	**12.4**	8.3
Minority interest	**2.6**	2.3
	15.0	10.6

Key operating statistics
For the three months ended 30 September 2005 (unaudited)

	3 months ended 30 September 2005 Reported currency	3 months ended 30 September 2004 Constant currency	3 months ended 30 September 2004 Reported currency
Occupancy (%)			
New York	**85.5**	82.7	82.7
Regional US	**74.8**	70.9	70.9
USA	**77.3**	73.9	73.9
London	**84.8**	90.2	90.2
Rest of Europe	**73.5**	75.5	75.5
Europe	**78.5**	82.0	82.0
Asia	**77.2**	75.9	75.9
New Zealand	**62.1**	66.3	66.3
Group	**75.5**	75.4	75.4
Average room rate (£)			
New York	**131.43**	109.49	107.81
Regional US	**51.98**	55.10	54.58
USA	**72.06**	70.32	69.46
London	**79.11**	78.16	78.16
Rest of Europe	**68.09**	64.32	63.79
Europe	**73.37**	71.07	70.80
Asia	**50.37**	47.64	44.62
New Zealand	**43.25**	40.32	37.32
Group	**63.73**	61.04	59.53
RevPAR (£)			
New York	**112.37**	90.55	89.16
Regional US	**38.88**	39.07	38.70
USA	**55.70**	51.97	51.33
London	**67.09**	70.50	70.50
Rest of Europe	**50.05**	48.56	48.16
Europe	**57.60**	58.28	58.06
Asia	**38.89**	36.16	33.87
New Zealand	**26.86**	26.73	24.74
Group	**48.12**	46.02	44.89
Gross operating profit %			
New York	**33.6**		26.9
Regional US	**25.9**		27.5
USA	**29.2**		27.5
London	**46.0**		51.8
Rest of Europe	**31.1**		29.7
Europe	**37.9**		40.0
Asia	**34.0**		33.5
New Zealand	**36.6**		37.0
Group	**33.5**		33.7

Notes to the consolidated financial statements

1 **Basis of preparation**

Millennium & Copthorne Hotels plc (the "Company") is a company domiciled in the United Kingdom. The consolidated interim financial statements of the Company for the nine months ended 30 September 2005 comprise the Company and its subsidiaries (together referred to as the "Group") and the Group's interest in associates and jointly controlled entities.

EU law (IAS Regulation EC 1606/2002) requires that the next annual consolidated financial statements of the Company, for the year ending 31 December 2005, be prepared in accordance with International Financial Reporting Standards (IFRSs) adopted for use in the EU ("adopted IFRSs"). This interim financial information has been prepared on the basis of the recognition and measurement requirements of IFRSs in issue that either are endorsed by the EU and effective (or available for early adoption) at 31 December 2005 or are expected to be endorsed and effective (or available for early adoption) at 31 December 2005, the Group's first annual reporting date at which it is required to use adopted IFRSs.

Based on these adopted and unadopted IFRSs, the directors have made assumptions about the accounting policies expected to be applied, as set out in the Group's quarterly financial information for the three month period ended 31 March 2005, when the first annual IFRS financial statements are prepared for the year ending 31 December 2005. In particular, the directors have assumed that IAS 19: *Employee Benefits* (as amended) will be adopted by the EU in sufficient time that they will be available for use in the annual IFRS financial statements for the year ending 31 December 2005.

In addition, the adopted IFRSs that will be effective (or available for early adoption) in the annual financial statements for the year ending 31 December 2005 are still subject to change and to additional interpretations and therefore cannot be determined with certainty. Accordingly, the accounting policies for that annual period will be determined finally only when the annual financial statements are prepared for the year ending 31 December 2005.

The quarterly financial information does not include all of the information required for full annual financial statements and none of the financial information included within the quarterly financial information has been subject to audit.

The comparative figures for the financial year ended 31 December 2004 are not the Company's statutory accounts for the financial year. These accounts, which were prepared under UK GAAP, have been reported on by the Company's auditors and delivered to the registrar of companies. The report of the auditors was unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

2 **Other operating income/other operating expenses**

	9 months ended 30 September 2005 £m Unaudited	9 months ended 30 September 2004 £m Unaudited	Year ended 31 December 2004 £m Unaudited
(a) Other operating income			
(i) Business interruption insurance proceeds	**12.8**	-	-
(ii) Profit on disposal of fixed assets	**3.3**	0.5	3.2
(iii) Profit on disposal of joint venture	-	-	51.8
	16.1	0.5	55.0
(b) Other operating expenses			
Impairment of US hotel properties	-	-	(15.2)

3 **Assets held for sale**

At 31 December 2004, the following assets were presented as held for sale with a total carrying value of £14.5m:

- Commercial property assets held in Sydney: this comprises part of the former Millennium Sydney hotel property and the adjoining retail and conference centre. The Bayswater Tower part of these assets was sold during the third quarter of 2005. The Kingsgate shopping centre was sold in October 2005, and the remaining assets are expected to be sold during the remainder of the year, and as such are presented as held for sale at 30 September 2005.

- Kingsgate Hotel Greenlane, Auckland: this asset was sold in January 2005.

No impairment loss was required to be recognised in the prior or current period in respect of these properties. The total carrying amount of assets held for sale as at 30 September 2005 is £9.2m.

4 **Income taxes**

Income tax expense for the nine month period presented is the expected tax payable on the taxable income for the period, calculated as the estimated average annual effective income tax rate applied to the pre-tax income of the period.

The tax charge for the period comprises both the Group tax charge and the joint venture taxation charge which, under IFRS, is included separately within the Group's share of joint venture profits (but disclosed on the face of the income statement).

The estimate annual effective tax rate is applied to profit before tax, including the Group's share of joint venture profits, stated before taxation and minority interest share for the period. We have followed our practice in the previous two quarters of excluding the Millenium Hilton business interruption proceeds and the tax thereon from this calculation. On this basis, the Group's effective tax rate is 25.6% (2004: 20.5%).

The taxation payable in respect of the £12.8m Millenium Hilton insurance proceeds is estimated at £6.0m.

5 **Earnings per share**

Nine months ended 30 September

The basic earnings per share of 12.5p (2004: earnings per share of 6.4p) are based on a profit attributable to equity holders of the parent of £35.8m (2004: profit of £18.2m) and a weighted average number of shares in issue of 286.6 million (2004: 283.9 million) being the average number of shares in issue in the period.

The diluted earnings per share of 12.4p (2004: earnings per share of 6.4p) are based on a weighted average number of shares in issue of 287.6 million (2004: 284.6 million) being the average number of shares in issue in the period adjusted for the exercise of dilutive share options.

6 Reconciliation of equity (unaudited)

	Share capital £m	Share premium £m	Reval reserve £m	Translation reserve £m	Hedging reserve £m	Retained earnings £m	Total £m	Minority interest £m	Total equity £m
Balance at 1 January 2004	84.8	845.8	247.3	-	-	(45.6)	**1,132.3**	117.2	**1,249.5**
Total recognised income and expense	-	-	21.6	(40.7)	-	48.6	**29.5**	11.5	**41.0**
Dividends to shareholders	-	-	-	-	-	(11.7)	**(11.7)**	-	**(11.7)**
Dividends paid - minority interests	-	-	-	-	-	-	-	(1.6)	**(1.6)**
Issue of shares in lieu of dividends	0.9	(0.9)	-	-	-	8.7	**8.7**	-	**8.7**
Share options exercised	0.2	1.2	-	-	-	-	**1.4**	-	**1.4**
Equity settled transactions	-	-	-	-	-	0.4	**0.4**	-	**0.4**
Purchase of minority interest	-	-	-	-	-	-	-	(4.7)	**(4.7)**
Transfer of realised profit									
- annual depreciation charge	-	-	(0.5)	-	-	0.5	-	-	-
- Profit on disposal of fixed assets	-	-	(22.4)	-	-	22.4	-	-	-
Balance at 31 December 2004	85.9	846.1	246.0	(40.7)	-	23.3	**1,160.6**	122.4	**1,283.0**
Balance at 1 January 2005	85.9	846.1	246.0	(40.7)	-	23.3	**1,160.6**	122.4	1,283.0
First time adoption of IAS39	-	-	-	-	(4.0)	(1.4)	**(5.4)**	-	(5.4)
Balance restated at 1 January 2005	85.9	846.1	246.0	(40.7)	(4.0)	21.9	**1,155.2**	122.4	1,277.6
Total recognised income & expense	-	-	-	50.6	4.0	34.1	**88.7**	13.1	**101.8**
Dividends to shareholders	-	-	-	-	-	(35.8)	**(35.8)**	-	**(35.8)**
Dividends paid – minority interests	-	-	-	-	-	-	-	(2.1)	**(2.1)**
Issue of share options	0.2	1.6	-	-	-	-	**1.8**	-	**1.8**
Equity settled transactions	-	-	-	-	-	0.5	**0.5**	-	**0.5**
Balance at 30 September 2005	86.1	847.7	246.0	9.9	-	20.7	**1,210.4**	133.4	**1,343.8**

7 Explanation of the transition to IFRS

(a) Accounting policies

The IFRS accounting policies adopted in this interim statement are consistent with those published in the Group's quarterly announcement for the three month period ended 31 March 2005, dated 5 May 2005. These accounting policies have been consistently applied in preparing the quarterly financial information for the nine months ended 30 September 2005, the comparative information for the nine months ended 30 September 2004, the financial statements for the year ended 31 December 2004 and the preparation of an opening IFRS balance sheet at 1 January 2004 (the Group's date of transition).

The Group has applied the transition adoption rules of IAS 32: *Financial Instruments (Disclosure and presentation)* and IAS 39: *Financial Instruments (Recognition and measurement).* The Group has therefore applied these standards, and the related accounting policies, only with effect for the current period from 1 January 2005 and not within the 2004 comparative financial periods.

An explanation of how the transition from UK GAAP to IFRSs has affected the Group's financial position, financial performance and cash flows for the year ended 31 December 2004 was set out in Group's quarterly announcement for the three month period ended 31 March 2005. The transition adjustments in respect of the financial position at 30 September 2004 and the financial performance of the period then ended are set out in notes 7(b) to 7(f).

(b) **Balance sheet as at 30 September 2004 (unaudited)**

	UK GAAP	Lease premium pre payment	Assets held for sale	New Zealand land bank sales	Employee benefits	Deferred taxes	Dividend	Translation reserve reclass	IFRS
	£m	£m	£m	£m	£m	£m	£m	£m	**£m**
		(d)i	(d)iii	(d)iv	(d)v	(d)vii	(d)viii		
Assets									
Property, plant and equipment	**1,972.5**	(92.0)	-	-	-	-	-	-	**1,880.5**
Lease premium prepayment	-	89.8	-	-	-	-	-	-	**89.8**
Investment properties	**86.1**	-	-	-	-	-	-	-	**86.1**
Investments in joint ventures and associates	**57.9**	(0.1)	-	-	-	(13.0)	-	-	**44.8**
Loans due from joint ventures and associates	**31.9**	-	-	-	-	-	-	-	**31.9**
Other non-current assets	**2.2**	-	-	-	-	-	-	-	**2.2**
Total non-current assets	**2,150.6**	(2.3)	-	-	-	(13.0)	-	-	**2,135.3**
Assets held for sale	-	-	-	-	-	-	-	-	-
Inventories	**3.7**	-	-	-	-	-	-	-	**3.7**
Development properties	**17.6**	-	-	0.7	-	-	-	-	**18.3**
Trade and other receivables	**63.7**	1.3	-	(1.9)	-	-	-	-	**63.1**
Cash and cash equivalents	**48.6**	-	-	-	-	-	-	-	**48.6**
Other current financial assets	**3.5**	-	-	-	-	-	-	-	**3.5**
Total current assets	**137.1**	1.3	-	(1.2)	-	-	-	-	**137.2**
Total assets	**2,287.7**	(1.0)	-	(1.2)	-	(13.0)	-	-	**2,272.5**
Liabilities									
Long term borrowings	**591.7**	-	-	-	-	-	-	-	**591.7**
Employee benefits	**4.6**	-	-	-	8.5	-	-	-	**13.1**
Other non-current liabilities	**6.9**	-	-	-	-	-	-	-	**6.9**
Provisions	**2.5**	-	-	-	-	-	-	-	**2.5**
Deferred tax liabilities	**49.9**	-	-	-	-	143.6	-	-	**193.5**
Total non-current liabilities	**655.6**	-	-	-	8.5	143.6	-	-	**807.7**
Current portion of long term borrowings	**102.6**	-	-	-	-	-	-	-	**102.6**
Trade and other payables	**101.8**	-	-	0.2	-	-	-	-	**102.0**
Income taxes payable	**16.1**	-	-	(0.4)	-	-	-	-	**15.7**
Total current liabilities	**220.5**	-	-	(0.2)	-	-	-	-	**220.3**
Total liabilities	**876.1**	-	-	(0.2)	8.5	143.6	-	-	**1,028.0**
Net Assets	**1,411.6**	(1.0)	-	(1.0)	(8.5)	(156.6)	-	-	**1,244.5**
Equity									
Issued capital	**85.5**	-	-	-	-	-	-	-	**85.5**
Share premium	**846.5**	-	-	-	-	-	-	-	**846.5**
Revaluation reserve	**293.4**	8.2	-	-	-	(57.3)	-	3.0	**247.3**
Retained earnings	**65.3**	(9.2)	-	(0.5)	(8.4)	(91.7)	-	(3.0)	**(47.5)**
Total equity attributable to equity holders of the parent	**1,290.7**	(1.0)	-	(0.5)	(8.4)	(149.0)	-	-	**1,131.8**
Minority interest	**120.9**	-	-	(0.5)	(0.1)	(7.6)	-	-	**112.7**
Total equity	**1,411.6**	(1.0)	-	(1.0)	(8.5)	(156.6)	-	-	**1,244.5**

(c) **Reconciliation of profit for the nine months ended 30 September 2004 (unaudited)**

	UK GAAP £m	Lease premium pre payment £m (d)i	New Zealand land bank sales £m (d)iv	Employee benefits £m (d)v	Share based payments £m (d)vi	Deferred taxes £m (d)vii	Joint venture reclass £m	IFRS £m
Revenue	**397.5**	-	2.4	-	-	-	-	**399.9**
Cost of sales	**(177.3)**	-	(1.9)	-	-	-	-	**(179.2)**
Gross profit	**220.2**	-	0.5	-	-	-	-	**220.7**
Administrative expenses	**(162.4)**	(0.9)	(0.2)	(0.3)	(0.3)	-	-	**(164.1)**
Group operating profit before other operating income and expenses	**57.8**	(0.9)	0.3	(0.3)	(0.3)	-	-	**56.6**
Other operating income	**0.5**	-	-	-	-	-	-	**0.5**
Other operating expenses	**-**	-	-	-	-	-	-	**-**
Group operating profit	**58.3**	(0.9)	0.3	(0.3)	(0.3)	-	-	**57.1**
Share of profit of joint ventures and associates								
- operating profit	**5.4**	(0.1)	-	-	-	-	-	**5.3**
- interest	**-**	-	-	-	-	-	(2.8)	**(2.8)**
- taxation	**-**	-	-	-	-	-	(0.5)	**(0.5)**
- minority interest	**-**	-	-	-	-	-	(1.3)	**(1.3)**
	5.4	(0.1)	-	-	-	-	(4.6)	**0.7**
Finance expenses	**(32.3)**	-	-	-	-	-	2.8	**(29.5)**
Finance income	**2.5**	-	-	-	-	-	-	**2.5**
Profit before tax	**33.9**	(1.0)	0.3	(0.3)	(0.3)	-	(1.8)	**30.8**
Income tax expense	**(5.7)**	-	(0.2)	-	-	(0.6)	0.5	**(6.0)**
Profit for the period	**28.2**	(1.0)	0.1	(0.3)	(0.3)	(0.6)	(1.3)	**24.8**
Attributable to:								
Equity holders of the parent	**21.8**	(1.0)	-	(0.3)	(0.3)	(2.0)	-	**18.2**
Minority interest	**6.4**	-	0.1	-	-	1.4	(1.3)	**6.6**
	28.2	(1.0)	0.1	(0.3)	(0.3)	(0.6)	(1.3)	**24.8**
Basic earnings per share (pence)	**7.7**	-	-	-	-	-	-	**6.4**
Diluted earnings per share (pence)	**7.7**	-	-	-	-	-	-	**6.4**

(d) Explanation of adjustments between UK GAAP and IFRS (unaudited)

(i) Lease premium prepayment

The Group has adopted the requirements of IAS 17: *Leases*. IAS 17 requires a lease of land and buildings to be considered separately between its land and building constituent parts. Land is only able to be treated as a tangible fixed asset, held under a finance lease, where the Group will obtain title to the land during or at the end of the lease term.

The Group holds a number of hotels under long leases where land title is not anticipated to pass to the Group under the terms of the lease. In respect of these leases, under UK GAAP, payment made on entering into or acquiring leasehold land and buildings was previously all included within tangible fixed assets and the cost less residual value was depreciated over the shorter of its lease length and useful economic life.

Under IFRS, the initial payment made in respect of the operating leased land is required to be accounted for as a prepayment and amortised in full over the lease term in accordance with the pattern of benefits provided.

This change in accounting policy has been adopted retrospectively, by way of prior year adjustment, to the date of lease acquisition by the Group. Retained reserves at 30 September 2004 have been debited by £9.2m accumulated amortisation which would have been charged to that date, in excess of depreciation previously charged under UK GAAP. This prior year adjustment has not all impacted total equity as a credit of £8.2m has been recorded to the revaluation reserve at 30 September 2004, to reflect how the Group's total interest in the hotel property is carried at valuation and in aggregate, should be maintained at the level of the most recent external valuation recorded.

This change in accounting policy has increased the annual amortisation charge in respect of Group and joint venture leasehold land by £1.4m. The Group and joint venture charge for the nine months to 30 September 2004 has been increased by £1.0m.

Long leasehold buildings' lease premium continue to be accounted for as tangible fixed assets held under finance leases where the Group holds the asset for substantially all of its useful economic life.

(ii) Investment property

The Group has adopted IAS 40: *Investment Property*. IAS 40 is consistent with the Group's previous accounting policy of revaluing investment properties annually. The principal change under IFRS is that valuation surpluses and deficits arising are required to be recorded in the income statement (other operating income) under IAS 40. Under UK GAAP, such surpluses and deficits were recorded directly within reserves.

However, this change of accounting policy has not impacted the 2004 income statement as no investment property valuation movements were recorded in that year.

(iii) Assets held for sale

The Group applied IFRS 5 retrospectively from 1 January 2004 in respect of assets held for sale, details of which are set out in note 3.

(iv) New Zealand land bank sales

On adoption of IAS 18, the Group changed the timing of revenue recognition in respect of its non-hotel land development sales. Revenue in respect of these sales is now recognised on transfer of legal title. Under UK GAAP, revenue was recognised on agreement of an unconditional contract.

Operating profit for the year ended 31 December 2004 and the nine months ended 30 September 2004 was increased by £1.3m and £0.3m respectively.

Total equity at 30 September 2004 has been reduced by £1.0m.

(v) Employee benefits

IAS 19: *Employee Benefits* permits full recognition of defined benefit pension obligations in the financial statements and the Group has adopted this option.

Adoption of IAS 19 reduced equity at 30 September 2004 by £8.5m (excluding recognition of deferred tax).

Actuarial gains and losses of £3.3m and £2.5m were charged to the statement of recognised income and expense in the year ended 31 December 2004 and nine months ended 30 September 2004 respectively. The pension charge to the income statement was increased in the year ended 31 December 2004 by £0.4m and in the nine months ended 30 September 2004 by £0.3m.

(vi) Share based payments

The Group applied IFRS 2 requiring recognition of its active employee share-based payment arrangements at fair value at 1 January 2005 except for equity-settled employee share-based payment arrangements granted before 7 November 2002. The Group has granted employee equity-settled share-based payments in 2004 and 2005.

The Group previously accounted for these share-based payment arrangements at intrinsic value under UK GAAP.

The effect of accounting for equity-settled share-based payment transactions at fair value is to increase administrative expenses by £0.3m for the nine months ended 30 September 2004 and by £0.4m for the year ended 31 December 2004. The adoption of IFRS 2 is equity-neutral for equity-settled transactions.

(vii) Deferred taxes

	30 September 2004 £m Unaudited
Group deferred tax liability - UK GAAP	49.9
Property assets*	176.1
Employee benefits	(2.4)
Other deferred taxation	(3.6)
Tax losses carried forward	(26.5)
Increase in deferred tax liability	143.6
Group deferred tax liability – IFRS	193.5

**Property assets comprise Property, Plant and Equipment, investment properties, assets held for sale and leasehold land prepayments*

The Group deferred tax liability has been increased at 30 September 2004 as shown in the table. In addition, a £13.0m deferred tax liability has been recognised in respect of joint ventures.

The increase in liability in respect of property assets is a result of the requirement under IFRS to provide for deferred tax for fair value adjustments and revaluation surpluses. Deferred tax is matched to how the asset value will be recovered, either through use in the business or through sale. Under UK GAAP, such provision was not required. This adjustment is significant, principally due to the Group having adopted a policy of carrying its hotel property assets at open market value.

The provision for employee benefits and defined benefit pension liabilities, as set out above, gives rise to a matching recognition of a deferred tax asset.

The overall increase in deferred tax liabilities resulting from property assets has allowed the Group to increase its matching recognition of tax losses, which were not recorded in the balance sheet under UK GAAP. Such losses are recognised as deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.

The effect on the income statement for the nine months ended 30 September 2004 and for the year ended 31 December 2004, respectively, was to increase the previously reported tax charge for the period, respectively, by £0.6m and £15.3m.

(viii) Dividends
Under IFRS dividends are recorded as liabilities in the period in which they are declared. Under previous UK GAAP dividends were recorded when proposed.

(e) Reconciliation of financial instruments as if IAS 39 was applied at 1 January 2005 (unaudited)

	UK GAAP £m	Effect of Transition to IFRSs £m	IFRSs £m
Fair value derivatives	-	(5.4)	(5.4)
Hedging reserve	-	(5.4)	(5.4)

Under UK GAAP, the Group did not recognise derivatives on the balance sheet. In accordance with IFRS derivatives should be recognised at fair value. IAS39: *Financial Instruments* – measurement has been adopted with effect from 1 January 2005. The effect is to record the fair value of derivatives on the balance sheet, increasing current liabilities and reducing equity by £5.4m at 1 January 2005.

(f) Total effect on equity (unaudited)

A summary of the effect on total equity at 30 September 2004 of the adjustments set out in (a) to (d) is set out below:

	30 September 2004 £m
Lease premium prepayment	(1.0)
Real estate and land development sales	(1.0)
Employee benefits	(8.5)
Income taxes – joint ventures	(13.0)
Income taxes – Group	(143.6)
Total	(167.1)